                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                               Enova Systems, Inc.
                            f/k/a U.S. Electricar Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29355M-10-1
            -------------------------------------------------------
                                 (CUSIP Number)

                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 27, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  29355M-10-1                                     PAGE 1  OF 14
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citibank (Luxembourg) S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             0
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            0
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              0
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     BK
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  29355M-10-1                                     PAGE 2  OF 14
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citicorp International Finance Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             0
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            36,102,454**
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              0
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         36,102,454**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,102,454**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.6%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 36,102,454 shares of common stock transferred by Citibank (Luxembourg) S.A., Inc. to Citicorp International Finance Corporation on December 27, 2000.

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  29355M-10-1                                     PAGE 3  OF 14
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citicorp Banking Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             0
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            36,102,454**
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              0
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         36,102,454**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,102,454**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.6%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 36,102,454 shares of common stock transferred by Citibank (Luxembourg) S.A., Inc. to Citicorp International Finance Corporation on December 27, 2000.

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  29355M-10-1                                     PAGE 4  OF 14
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citicorp
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             0
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            36,102,454**
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              0
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         36,102,454**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,102,454**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.6%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 36,102,454 shares of common stock transferred by Citibank (Luxembourg) S.A., Inc. to Citicorp International Finance Corporation on December 27, 2000.

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  29355M-10-1                                     PAGE 5  OF 14
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citigroup Holdings Company
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             0
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            36,102,454**
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              0
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         36,102,454**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,102,454**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.6%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 36,102,454 shares of common stock transferred by Citibank (Luxembourg) S.A., Inc. to Citicorp International Finance Corporation on December 27, 2000.

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  29355M-10-1                                     PAGE 6  OF 14
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citigroup Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             0
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            36,107,054**
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              0
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         36,107,054**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,107,054**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.6%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 36,102,454 shares directly beneficially owned by Citicorp International Finance Corporation and 4,600 shares beneficially owned by other subsidiaries of Citigroup Inc.

      This Amendment No. 6 to a Schedule 13D filed on December 7,1999, as amended by each of Amendment No. 1 filed on January 21, 2000, Amendment No. 2 filed on February 17, 2000, Amendment No. 3 filed on March 13, 2000, Amendment No. 4 filed on April 6, 2000 and Amendment No. 5 filed on
June 29, 2000 relates to the Common Stock, no par value, of Enova Systems, Inc., formerly known as U.S. Electricar, Inc., a California corporation ("Enova" or the "Company"). Information in prior amendments and the original
Schedule 13D remains in effect except to the extent that is superseded by subsequently filed information, including the information contained in this Amendment No. 6. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D.

      Item 2.  IDENTITY AND BACKGROUND

      (a) This Amendment No. 6 to a Statement on Schedule 13D is being filed by each of the following persons pursuant to Rule 13(d)-(1)(f) promulgated by the Securities and Exchange
            Commission pursuant to Section 13 of the Securities Exchange Act of 1934: (i) Citibank Luxembourg, S.A. ("Citibank Luxembourg"), by virtue of its previous direct beneficial ownership of the Company's Common Stock; (ii) Citicorp International Finance Corporation ("Citicorp International Finance"), a Delaware corporation, by virtue of its direct beneficial ownership of the Company's Common Stock; (iii) Citicorp Banking Corporation ("Citicorp Banking"), by virtue of its ownership of all outstanding common stock of Citibank Luxembourg and Citicorp International Finance; (iv) Citicorp, by virtue of its ownership of all outstanding common stock of Citicorp Banking; (v) Citigroup Holdings Company ("Citigroup Holdings"), by virtue of its ownership of all outstanding common stock of Citicorp; and (vi) Citigroup Inc. ("Citigroup"), by virtue of is ownership of all outstanding common stock of Citigroup Holdings (each, a "Reporting Person" and collectively, the "Reporting Persons").

            Attached as Exhibit A is information concerning each executive officer and director of Citicorp International Finance.

      (b) The address of the principal business and principal office of Citicorp International Finance is One Penn's Way, New Castle, Delaware 19720.

      (c) The principal business of Citicorp International Finance is international financing and merchant banking investment activities.

      (d) During the last five years, neither Citicorp International Finance nor, to the best knowledge of the Reporting Persons, any of Citicorp International Finance's officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither Citicorp International Finance nor, to the best knowledge of the Reporting Persons, any of its officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Citicorp International Finance is a Delaware corporation. Except as otherwise indicated on Exhibit A, each executive officer and director named in Exhibit A is a United States Citizen.


                         Page 6 of 14 Pages

      Item 4. PURPOSE OF TRANSACTION

      On December 27, 2000, Citibank Luxembourg transferred 36,102,454 shares of Common Stock to Citicorp International Finance. Citicorp International Finance holds the Common Stock for investment purposes.

      Item  5. INTEREST IN SECURITIES OF THE ISSUER.

      The table below contains information about all transactions by Citibank Luxembourg since the filing of the Schedule 13D Amendment No. 5 on June 27, 2000.




Title of security         Date of sale       Number of        Price per share         Amount owned
                                             shares sold                               after sale
-----------------         ------------       -----------      ---------------         ------------
  Common stock              10/2/2000           250,000              $0.38             36,982,454
  Common stock              10/11/2000          250,000               0.39             36,732,454
  Common stock              10/16/2000          250,000             0.3934             36,482,454
  Common stock              10/17/2000          180,000               0.41             36,302,454
  Common stock              10/18/2000           50,000               0.38             36,252,454
  Common stock              10/20/2000           50,000               0.38             36,202,454
  Common stock              11/2/2000           100,000               0.36             36,102,454

CITIBANK LUXEMBOURG

      The following information is being provided as of December 27, 2000 with respect to Citibank Luxembourg's direct beneficial ownership of the Issuer's common stock.

                  (a)       Amount Beneficially Owned:                           0


                               Page 7 of 14 Pages

                  (b)       Percent of Class:

                  (c)       Number of shares as to which such person has:

                           (i)      sole power to vote or to direct

                                    the vote............................                  0

                           (ii)     shared power to vote or direct

                                    the vote............................                  0

                           (iii)    sole power to dispose or to direct

                                    the disposition of..................                  0

                           (iv)     shared power to dispose or to direct

                                    the disposition of..................                  0

      CITICORP INTERNATIONAL FINANCE

      The following is being provided as of December 27, 2000 with respect to Citicorp International Finance's direct beneficial ownership of the Issuer's common stock.

                  (a)  Amount Beneficially Owned:                               36,102,454

                  (b)  Percent of Class:                                              15.6%

                  (c) Number of shares as to which such person has:

                           (i)   sole power to vote or to direct

                                 the vote.................................               0

                           (ii)  shared power to vote or direct

                                 the vote.................................      36,102,454

                           (iii) sole power to dispose or to direct

                                 the disposition of.......................               0

                           (iv)  shared power to dispose or to direct
                                 the disposition of.......................      36,102,454

      CITICORP BANKING

      Citicorp Banking is the parent company of Citicorp International Finance and Citibank Luxembourg. To the best knowledge of Citicorp Banking, none of the executive officers or directors of Citicorp Banking owns securities of the Issuer. The following information is being provided as of December 27, 2000 with respect to Citicorp Banking's indirect beneficial ownership of the Issuer's common stock.

                  (a)  Amount Beneficially Owned:                               36,102,454

                  (b)  Percent of Class:                                              15.6%

                  (c) Number of shares as to which such person has:

                           (i)   sole power to vote or to direct

                                 the vote.................................               0

                           (ii)  shared power to vote or direct

                                 the vote.................................      36,102,454

                           (iii) sole power to dispose or to direct

                                 the disposition of.......................               0

                           (iv)  shared power to dispose or to direct
                                 the disposition of.......................      36,102,454


                               Page 8 of 14 Pages

      CITICORP

      Citicorp is the parent company of Citicorp Banking. To the best knowledge of Citicorp, none of the executive officers or directors of Citicorp owns securities of the Issuer. The following information is being provided as of December 27, 2000 with respect to Citicorp's indirect beneficial ownership of the Issuer's common stock.

                       (a)     Amount Beneficially Owned:                       36,102,454

                       (b)     Percent of Class:                                      15.6%

                       (c)     Number of shares as to which such person has:

                               (i)    sole power to vote or to direct

                                      the vote.............................              0

                               (ii)   shared power to vote or direct

                                      the vote.............................     36,102,454

                               (iii)  sole power to dispose or to direct

                                      the disposition of...................              0

                               (iv)   shared power to dispose or to direct

                                      the disposition of...................     36,102,454

      CITIGROUP HOLDINGS

      Citigroup Holdings is the parent company of Citicorp. To the best knowledge of Citigroup Holdings, none of the executive officers and directors of Citigroup Holdings owns securities of the Issuer. The following information is being provided as of December 27, 2000 with respect to Citigroup Holdings' indirect beneficial ownership of the Issuer's common stock.

                       (a)     Amount Beneficially Owned:                       36,102,454

                       (b)     Percent of Class:                                      15.6%

                       (c)     Number of shares as to which such person has:

                               (i)   sole power to vote or to direct

                                     the vote.............................               0

                               Page 9 of 14 Pages

                               (ii)  shared power to vote or direct

                                     the vote.............................      36,102,454

                               (iii) sole power to dispose or to direct

                                     the disposition of...................               0

                               (iv)  shared power to dispose or to direct

                                     the disposition of...................      36,102,454



      CITIGROUP

      Citigroup is the parent company of Citigroup Holdings. To the best knowledge of Citigroup, none of the executive officers or directors of Citigroup owns securities of the Issuer. The following information is being provided as of December 27, 2000 with respect to Citigroup's indirect beneficial ownership of the Issuer's common stock.

                       (d)     Amount Beneficially Owned:                       36,107,054

                       (e)     Percent of Class:                                      15.6%

                       (f)     Number of shares as to which such person has:

                              (i)    sole power to vote or to direct

                                     the vote.............................               0

                               (v)   shared power to vote or direct

                                     the vote.............................      36,107,054

                               (vi)  sole power to dispose or to direct

                                     the disposition of...................               0

                               (vii) shared power to dispose or to direct

                                     the disposition of...................      36,107,054

                              Page 10 of 14 Pages

      Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

                  EXHIBIT           DESCRIPTION

                  A Directors and Officers of Citicorp International Finance Corporation

                  B Consent to Joint Filing of Schedule 13D pursuant to Rule 13d-1(k) of the Act.




                              Page 11 of 14 Pages

      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      Dated:  January 8, 2001


      CITICORP INTERNATIONAL FINANCE CORP.

      By:    /s/ William H. Wolf
           -------------------------------
      Name:  William H. Wolf
      Title:  Vice President and Secretary



      CITIBANK (LUXEMBOURG) S.A.

      By:    /s/ Kunal Parkash
           -------------------------------
      Name:  Kunal Parkash
      Title:  Financial Controller



      CITICORP BANKING CORPORATION

      By:    /s/ William H. Wolf
           -------------------------------
      Name:  William H. Wolf
      Title:  Senior Vice President



      CITICORP

      By:    /s/ Joseph B. Wollard
          --------------------------------
      Name:  Joseph B. Wollard
      Title:  Assistant Secretary



      CITIGROUP HOLDINGS COMPANY

      By:    /s/ Joseph B. Wollard
          --------------------------------
      Name:  Joseph B. Wollard
      Title:  Assistant Secretary



      CITIGROUP INC.

      By:    /s/ Joseph B. Wollard
          --------------------------------
      Name:  Joseph B. Wollard
      Title:  Assistant Secretary


                              Page 12 of 14 Pages